As filed with the Securities and Exchange Commission on September 18, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38459

SURFACE ONCOLOGY, INC.

(Surface Oncology, LLC, as successor to Surface Oncology, Inc.)

(Exact name of registrant as specified in its charter)

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

(650) 649-3530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*Explanatory Note: Effective as of September 8, 2023, Crimson Merger Sub I, Inc. (“Merger Sub I”), a direct, wholly owned subsidiary of Coherus BioSciences, Inc. (“Coherus”), merged with and into Surface Oncology, Inc. (“Surface”), with Surface surviving such merger as a direct, wholly owned subsidiary of Coherus, and, as part of the same overall transaction, promptly after such merger, the surviving corporation of such merger merged with and into Crimson Merger Sub II, LLC (“Merger Sub II”), a direct, wholly owned subsidiary of Coherus, with Merger Sub II surviving such second merger pursuant to that certain Agreement and Plan of Merger dated as of June 15, 2023 by and among Surface, Coherus, Merger Sub I and Merger Sub II.

Pursuant to the requirements of the Securities Exchange Act of 1934, Surface Oncology, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 18, 2023

SURFACE ONCOLOGY, LLC (as successor by merger to Surface Oncology, Inc.)

By:	/s/ Dennis M. Lanfear
Name:	Dennis M. Lanfear
Title:	President